Exhibit 14.1

CODE OF ETHICAL CONDUCT

Celsius Holdings, Inc. and subsidiaries

To All Celsius Employees:

At Celsius, we are committed to conducting our business with integrity. This Code of Ethical Conduct is a guide for every Company employee in applying legal and ethical practices to their everyday work. The Code describes not only our standards of integrity but also some of the specific principles and areas of the law that are most likely to affect us.

There is no quality more important than integrity. This applies to a business just as it does to an individual. Integrity is a core value in our Code of Ethical Conduct.

Celsius is a good corporate citizen not just because we comply with the law, but because our employees are also expected to act according to our ethical principles. We are committed to go beyond mere compliance – beyond simply "doing things right." We aspire to "do the right thing" by being faithful to and executing the principles and guidelines cited in this Code of Ethical Conduct and to act in ways that exceed the minimum standards set by law. Each of us is personally responsible for meeting this obligation.

Certain situations may arise that are not covered in our Code of Ethical Conduct. If you have any questions concerning the legality or propriety of an action, or the meaning of the Code, you should contact (1) your immediate supervisor, (2) Celsius’ Chief Financial Officer, our Compliance Director, or (3) Roger Shaffer of Baritz & Colman LLP, our outside counsel, at 1075 Broken Sound Parkway, NW, Suite 102, Boca Raton, Florida 33487, phone: (561) 864-5100, fax: (561) 864-5101, email: rshaffer@baritzcolman.com.

Compliance with the law and honesty and integrity in our dealings with others are not to be sacrificed in the name of profits. We do not and will not condone any such action. We will attain our success through compliance with the law, dealings evidencing fairness and integrity, and a commitment to quality. We expect your wholehearted support of these Company values and principles.

You will discover that many of the guidelines in this Code of Ethical Conduct are simple common sense and good business practice; others reflect our desire to emphasize integrity and compliance with the law. Our business mission will only be successful if every Celsius employee follows this Code.

/s/ Stephen C. Haley

Stephen C. Haley
Chairman of the Board, CEO and President

This Code of Ethical Conduct is a summary of Celsius business practice policies and guidelines, which must be followed as a condition of employment.

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I.           PURPOSE OF THE CODE OF ETHICAL CONDUCT / POLICY STATEMENT

This Code of Ethical Conduct sets forth the standards for business conduct at Celsius Holdings, Inc. and its affiliated companies (“Celsius”). It is intended to guide each employee in making business decisions to ensure that Celsius achieves its mission and its commitment to integrity.

Celsius strives to comply with all laws and regulations that are applicable to its business worldwide. Though customs vary country by country and standards may vary by business environment, Celsius emphasizes good faith efforts to follow the spirit and intent of the law. Good business results do not justify a violation of business ethics, the law, or regulations. Ethical business behavior should exist at a level well above what the law requires. Celsius’ reputation for integrity is one of its most valued assets, and integrity is expected of everyone.

Neither this Code of Ethical Conduct nor any book of rules can provide all the answers. A Celsius employee must consider each situation carefully to ensure that he or she is acting ethically and in the best interest of the Company. Employees should consider whether their actions would withstand full examination by friends and associates or public disclosure in the press. If questions arise, employees should discuss the circumstances with our Compliance Director or their immediate supervisor.

Each employee is responsible for adhering to the Code of Ethical Conduct as a condition of continued employment; however, compliance with the Code of Ethical Conduct shall in no way alter your employment-at-will status. In addition, employees in Finance, Purchasing, or other specialized areas must comply with their own functional policies and requirements.

Violations of the Code may result in sanctions imposed by Celsius up to and including immediate termination of employment. Violations of the Code may also subject the individual employee to civil and criminal sanctions and shall be considered as an act outside of the scope of your employment.

II.           GENERAL POLICY REGARDING LAWS AND BUSINESS CONDUCT

Celsius operates within the bounds of the laws, rules, and regulations that are relevant to our business. The rule of law is fundamental to civil society, to the democratic process, and to the conduct of business in a dynamic global marketplace. However, today's market demands that companies meet higher standards – simply obeying the law is not enough. To achieve higher standards of behavior, we need to make business decisions that are aligned with our ethical principles.

Supervisors must ensure that employees understand the values and are informed of the requirements relating to their jobs. They must also be available to answer employee questions or concerns and to guide them to other Celsius subject-matter experts when necessary. There are serious consequences for failing to follow these laws, up to and including termination of employment. Laws and regulations are sometimes ambiguous and difficult to interpret. In such situations, contact our Compliance Director for assistance.

III.           DISCRIMINATION AND HARASSMENT

The diversity of the Company’s employees is a tremendous asset. The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

IV.           ETHICAL BUSINESS PRACTICES

Our success in the marketplace is based on the quality of our products and services, the value our products and services provide our customers, and the competence and honesty of our product and sales presentations. Celsius prospers only to the degree that we serve our customers well – and treat them, our suppliers, partners, teammates, and competitors fairly and honestly. When we fail to negotiate, perform, or market in good faith, we seriously damage our reputation and lose the loyalty of our customers.

Fair competition is the hallmark of our relationships – our business dealings will be frank and respectful, and we strive to generate mutually advantageous, long-term relationships.

Accuracy of Books and Records

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. Many employees regularly use business expense accounts, which must be documented and recorded accurately. If an employee is not sure whether a certain expense is legitimate, the employee should ask his or her supervisor or the Company’s CFO. All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained.

Fraud and Similar Irregularities

Celsius prohibits fraud and has established procedures to be followed concerning the recognition, reporting, and investigation of suspected fraud. Fraud includes, but is not limited to

•	Dishonest or fraudulent acts:

•	Embezzlement;

•	Forgery or alteration of negotiable instruments such as Celsius checks and drafts;

•	Misappropriation of Celsius, employee, customer, partner, or supplier assets;

•	Personal use of cash, securities, supplies, or any other Celsius assets;

•	Unauthorized handling and reporting of Celsius transactions; and

•	Falsification of Celsius records or financial statements for personal or other reasons.

•	Use of illegal, not licensed, software programs.

Any employee or agent who suspects that any fraudulent activity may have occurred should report such concern to our Compliance Director, or Roger Shaffer of Baritz & Colman LLP, our outside counsel, at 1075 Broken Sound Parkway, NW, Suite 102, Boca Raton, Florida 33487, phone: (561) 864-5100, fax: (561) 864-5101, email: rshaffer@baritzcolman.com.

V.           GIFTS, BUSINESS COURTESIES AND BRIBES

To maintain trust in our business relationships, we must always act with integrity. We must steer clear of giving or receiving gifts that are intended to influence, or appear to influence, business decisions. When we accept or give such gifts, it can undermine customer relationships, hurt our reputation, and put Celsius in legal jeopardy.

Celsius recognizes that gifts, gratuities, and other business courtesies may occasionally be appropriate in building and maintaining business relationships with customers, suppliers, and other stakeholders. However, our employees, representatives, and agents must avoid even the perception of favorable treatment or the appearance of impropriety when offering or accepting any item of value in conducting our business.

When considering whether to accept or offer a gift, gratuity, or other business courtesy, Celsius employees are expected to use moderation and prudent judgment. Begin by assuring yourself that any offer you would make or courtesy that you would accept would leave you feeling comfortable if known by your manager, coworker, family member, or the public.

If you are a buyer, influence buying, or are involved in procurement transactions in any way (e.g., determine specifications, evaluate bids, etc.), you must be especially careful not to create the appearance of special treatment. In other words, you must refrain from accepting gifts or business courtesies that could be perceived as affecting your objectivity or influencing your decisions. If the "right thing to do" is not obvious, seek guidance from your supervisor or the Compliance Director. In addition, each Celsius employee should promptly advise his or her immediate supervisor upon receipt of any cash gift from a Celsius supplier or other business partner, or upon the receipt of any gift (other than customary business meals) with a value of more than $100.

A number of laws and regulations, including the Anti-Kickback Act and the Foreign Corrupt Practices Act, have been created to ensure that business decisions are free from unfair influence. Bribes and other corrupt offers not only violate Celsius policy; they are illegal – subjecting both Celsius and the individual to civil and criminal penalties. When dealing with government customers or officials, whether domestic or international, we must be especially mindful because these laws and regulations have been put in place to protect the public's interests. Any offer of money or gifts intended to influence a business decision should be reported to your the Compliance Director or our outside counsel.

VI.           CONFLICTS OF INTEREST

Integrity in a business relationship means that all participants are working together for the common good, and are not making decisions based on self-interest. When we act with integrity, we earn trust and build long-term customer relationships. When we act, or appear to be acting in our own self-interest, we lose trust and damage our reputation.

Except as specifically authorized in this section, Celsius expects that our business will be conducted free from any actual or potential conflict that might arise when one's loyalty is split between personal interests or friendships and the interests of the company. Judgment can be affected in any transaction or relationship where an individual might find that Celsius’ interest competes with his or her own. Celsius wants loyalty to come easily, and we will work together to resolve disclosed conflicts in a mutually satisfactory manner. Our customers and suppliers can expect to be dealt with fairly and impartially, free from any conflicting interests.

Except as specifically authorized in this section, Celsius employees have a duty to avoid financial, business, or other relationships that might interfere with this commitment. Each of us will scrupulously avoid even the appearance of a conflict between personal interests and those of Celsius in matters of importance to Celsius’ business, and we expect those with whom we deal to support us in this endeavor.

You must disclose any matter that casts doubt on your ability to act objectively and in Celsius’ best interest. Employees, representatives, and agents of Celsius who may have an actual or potential conflict should report all pertinent details in writing to their supervisor or the Compliance Director.

Any of the following situations could present a conflict of interest and must be disclosed:

•	Ownership of, or substantial interest in, a company that is a competitor of or does business with Celsius.

•	Employment by a competitor or any organization that does business with Celsius, regardless of the nature of the employment, while also employed by Celsius.

•	Placement of business with a firm in which an employee or close family members has a substantial ownership or management interest.

•	Acting independently as a consultant to a Celsius customer, supplier, or other business partner.

•	As more fully described in Section IV above, acceptance of anything of value – such as gifts, discounts, or compensation – from an individual or entity that does or seeks to do business with Celsius.

•	Employing or discussing employment with current or former government employees, or using them as consultants or subcontractors in violation of relevant law or regulation.

•	Hiring friends or relatives to work directly for you at Celsius, especially when you have control or influence over their work assignments, compensation, or promotion opportunities.

In certain instances, senior management, the Audit Committee or the Board may determine that notwithstanding an actual or potential conflict of interest, a particular relationship or transaction is in the best interest of Celsius. Any such relationship or transaction must be approved in advance by senior management of Celsius not having a direct or indirect interest in the relationship or transaction. If the interested party is an officer or director of the Company, further approval must be obtained from of a majority of the Audit Committee of the Board of Directors of Celsius or the Board of Directors, provided that only those that do not have a relationship or an interest in the transaction are eligible to cast a vote. In each such case, the full scope of the conflict of interest must be disclosed to senior management and the Audit Committee or the Board, and must also be publicly disclosed to the extent required by applicable securities laws.

VII.           USE OF CELSIUS ASSETS AND RESOURCES

Effective use of our resources is critical to our bottom line. When we use Celsius resources wisely, we demonstrate our efficiency. When we waste our resources, we increase costs and reduce productivity.

Our employees should demonstrate good judgment and discretion when utilizing Celsius or customer-owned resources. Such resources include computers, telephones, Internet access, electronic mail (e-mail), voice mail, reproduction equipment, facsimile systems, production and operational materials, vehicles, and other equipment and facilities. Likewise, we will exercise prudence in our expenditures, pursuing best value and return on our investments.

Employees must use Celsius or customer-owned assets first and foremost for business purposes and to advance Celsius’ strategic objectives. However, occasional limited personal use may occur when it does not compromise Celsius’ interests. Each of us is responsible for safeguarding these assets – never borrowing or removing them from Celsius’ premises without proper authorization and always being mindful not to deplete their value, add significant cost for Celsius, or use them in a manner that adversely affects Celsius’ reputation.

When using Celsius’ assets for personal reasons, follow these guidelines, unless previously authorized by Celsius’ senior management to perform any of the following, provided that is lawful:

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Do not sell, loan, give away, or dispose of Celsius materials, designs, ideas, data, or other property without proper authorization. Any improper transfer of Celsius property, even though it may not be apparent that an employee has personally gained by such action, constitutes unacceptable conduct.

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Limit the time spent on personal business to reasonable duration and frequency – always incidental to your workday and never charged to Celsius or a customer. Private use of computers and telephones must not interfere with or adversely affect your job performance or that of any other person or organizational requirements.

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Do not use Celsius assets in support of a personal business, consulting effort, or similar private venture, or to support the business of another company or firm, outside fund raising activity, political activity, or lobbying.

•	Do not use Celsius assets to support any illegal or other purpose that could cause embarrassment to Celsius or otherwise adversely affect its interests.

•	Do not use Celsius assets to be disruptive or offensive (e.g., involving sexually explicit materials, or materials that are discriminatory, hateful, or threatening) to others.

•	When unsure of what constitutes appropriate use of Celsius assets, talk to your supervisor or the Compliance Director.

Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee may use corporate property, information or position for improper personal gain and no employee may compete with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

VIII.           CONFIDENTIAL INFORMATION

The protection of the confidential business information and trade secrets of Celsius and its customers is vital to the interests and the success of Celsius. Such confidential information includes, but is not limited to, the following examples:

•  compensation data of other employees
•  computer programs and codes
•  customer lists
•  financial information
•  labor relations strategies
•  minutes of the Board of Directors or any of its committees
•  new materials research
•  pending projects and proposals
•  proprietary production processes
•  research and development strategies
•  scientific data
•  scientific prototypes
•  technological data
•  technological prototypes

All employees may be required to sign a non-disclosure agreement as a condition of employment. Employees who improperly use or disclose trade secrets or confidential business information will be subject to disciplinary action, up to and including termination of employment, even if they do not actually benefit from the disclosed information.

Insider Trading

Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose, except the conduct of the Company’s business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical, but also illegal. If a question arises, the employee should consult the Company’s Chief Financial Officer.

IX.           INTERNATIONAL OPERATIONS

Success in global business depends on our compliance with country-specific constraints and conditions, and sensitivity to local customs. Laws, regulations, and conventions governing business relationships vary from country to country.

However, Celsius’ obligation to comply with U.S. law and regulation does not end when we or our products exit the United States nor does our commitment to treat our customers, suppliers, and community stakeholders with concern and respect.

Foreign Corrupt Practices and the OECD Anti-Bribery Convention

Corruption undermines trust, impedes the pursuit of democracy, erodes social and economic development, and destroys the concept of fair play in a competitive global marketplace. In accordance with the U.S. Foreign Corrupt Practices Act (FCPA), the Organization for Economic Cooperation and Development's Anti-Bribery Convention (to which the U.S. is a signatory), and similar laws and regulations of other countries, our employees, agent, and representatives generally may not offer anything of value for the purpose of influencing a government official to make an improper decision in their official capacity. Likewise, we are committed to transparency in our record-keeping, accounting, and other business transactions.

X.           IMPLEMENTATION

Scope of Application

The Code of Ethical Conduct applies to all employees of Celsius. The Code will be circulated annually to each officer, director, and manager, who will be responsible for ensuring that employees under his or her supervision understand and will comply with this Code.

Communication Responsibilities

Senior management should always be informed of matters that in any way could damage Celsius’ reputation. Failure to disclose such matters may be interpreted, wrongly, as an indication that Celsius policies and rules are to be ignored. Accordingly, any employee who discovers events of a questionable, fraudulent, or illegal nature that could potentially violate this Code should promptly discuss them with (1) his or her supervisor, (2) Celsius’ Compliance Director, or (3) Roger Shaffer of Baritz & Colman LLP, our outside counsel, at 1075 Broken Sound Parkway, NW, Suite 102, Boca Raton, Florida 33487, phone: (561) 864-5100, fax: (561) 864-5101, email: rshaffer@baritzcolman.com. Likewise, no information may be concealed from internal or independent external auditors. You may report ethical violations in confidence and without fear of retaliation, in particular to the Compliance Director or the outside counsel. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

Waiver of the Code of Ethical Conduct

Any waiver of this Code for executive officers or directors may be made only by the Board or a Board committee and will be promptly disclosed to stockholders as required by law or stock exchange regulation.

Potential Violations

The Compliance Director is responsible for investigating potential violations of the Code of Ethical Conduct. Any substantive instances or matters called to his or her attention will be reported to the Board of Directors. A record of all communications and investigations will be retained on file for five years.

XI.	WHISTLE BLOWER POLICY

a.	Reporting of Concerns or Complaints Regarding Accounting, Internal Controls, or Auditing Matters.

Taking action to prevent problems is part of the Company's culture.  If you observe possible unethical or illegal conduct, you are encouraged to report your concerns.

Employees and others involved with the Company are urged to come forward with any such information, without regard to the identity of position of the suspected offender.

Employees and others may choose any of the following modes of communicating suspected violations of law, policy, or other wrongdoing, as well as any concerns regarding questionable accounting or auditing matters (including deficiencies in internal controls):

•	Report the matter to your supervisor; or

•	Report the matter to the Company's CEO or CFO; or

•	Report the matter to the Chairman of the Audit Committee.

b.	Confidentiality.

The Company will treat all communications under this Policy in a confidential manner, except to the extent necessary (a) to conduct a complete and fair investigation, or (b) for reviews of Company operations by the Company's Board of Directors, its Audit Committee, and the Company's independent public accountants.

Moreover, if your situation requires that your identity be protected, please submit an anonymous report as set forth in the attached Schedule.  Please be aware that the address identified for the Chairman of the Audit Committee is under the complete control of the Audit Committee Chairman.

c.	Retaliation.

Any individual who in good faith reports a possible violation of the Company's Code of Business Conduct and Ethics, the Code of Ethics for the Chief Executive Officer and Chief Financial Officer, or of law, or any concerns regarding questionable accounting or auditing matters, even if the report is mistaken, or who assists in the investigation of a reported violation, will be protected by the Company.  Retaliation in any form against these individuals will not be tolerated.  Any act of retaliation should be reported immediately and will be disciplined appropriately.

Specifically, the Company will not discharge, demote, suspend, threaten, harass, or in any other manner discriminate or retaliate against any employee in the terms and conditions of the employee's employment because of any lawful act done by that employee to either (a) provide information, cause information to be provided, or otherwise assist in any investigation regarding any conduct that the employee reasonably believes constitutes a violation of any Company code of conduct, law, rule, or regulation, including any rule or regulation of the Securities and Exchange Commission or any provision of Federal law relating to fraud against shareholders, or (b) file, cause to be filed, testify, participate in, or otherwise assist in a proceeding filed or, to the employee's knowledge, about to be filed relating to an alleged violation of any such law, rule, or regulation.

XII           COMPLIANCE PROCEDURES

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

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Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

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Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor or where you do not feel comfortable approaching your supervisor with your question, discuss it locally with your office manager or island manager. If that also is not appropriate, call the Compliance Director, which will put you in direct contact with the appropriate people at Company headquarters. If you prefer to write, address your concerns to the Company’s Chief Executive Officer or Chief Financial Officer.

•	You must at all times comply with the Foreign Corrupt Practices Act (“FCPA”) and also any FCPA policy that the Company may have in effect.

XIII           VIOLATIONS

Any violation of the code of ethical conduct, or by not following the compliance procedures in item XII, will have serious consequences, up to and including termination of employment for cause. Violations of the Code may also subject the individual employee to civil and criminal sanctions and shall be considered as an act outside of the scope of your employment.